Filed by Entegris, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: CMC Materials, Inc.
Commission File No.: 000-30205

FAQ for Colleagues

1.	What was announced?
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Entegris announced it is acquiring CMC Materials in a cash and stock transaction with an enterprise value of approximately $6.5 billion. You can read more about the transaction here: EntegrisCMCTransaction.com.

2.	Who is CMC Materials?
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CMC Materials is a leading supplier of advanced materials primarily for the semiconductor industry and has an excellent reputation in the industry for quality and on-time delivery, among many other things.

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CMC Materials has revenues of approximately $1.2 billion and operates from over 35 locations around the world. Its approximately 2,200 employees work to support and collaborate with its global customer base and produce materials that are key to solving their customers’ most demanding process challenges.

3.	Why is Entegris acquiring CMC Materials?
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As our industry continues to evolve and our customers’ expectations grow, this transaction will help us fulfill our mission to provide a broad range of process solutions to help our customers improve both the performance of their products as well as their manufacturing yields.

•	In particular, CMC Materials brings leading CMP products and technology to Entegris’ world-class solutions set, creating a comprehensive and innovative electronic materials platform.
•	The highly complementary combined portfolio meaningfully expands our served markets and will pave the way for us to enhance our customer relationships and shorten our time-to-solution.
•	It will also provide us the opportunity to unlock significant growth with the combined offering, through enhanced innovation, scale and execution.

4.	What are the benefits of this transaction for employees?
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This transaction is about growth and building an even stronger Entegris that can better serve our customers. We believe it will enable us to deliver significant value and greater opportunities to our employees and other stakeholders.

•	In particular, CMC Materials brings leading CMP products and technology to Entegris’ world-class solutions set.
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Together, we will have a comprehensive electronic materials offering, significantly expanding our growing served markets and paving the way for us to enhance our customer relationships and shorten our time-to-solution.

•	Colleagues should expect minimal impact on your role and your day-to-day responsibilities.

5.	When will the transaction be completed and what can employees expect between now and then?
•	The transaction is expected to close in the second half of 2022, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval by CMC Materials shareholders.
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Until then, Entegris and CMC Materials will continue to operate as separate entities, and it remains business as usual for all of us. The best thing you can do is stay focused on executing our plans and delivering for our customers.

•	A dedicated team of representatives from both companies will work together to develop integration plans ahead of closing.

6.	Will there be any changes to employee compensation, benefits, and plans?
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We don’t anticipate changes to Entegris’ compensation, benefits and plans as a result of the transaction. With that said, we will approach the process of bringing the two companies together in the same way we approach all other aspects of our business and will keep you informed of any changes well in advance.

7.	Where will the company be headquartered and who will lead it?
•	The company’s headquarters will remain in Billerica, Massachusetts.
•	Bertrand Loy, along with the rest of the Entegris management team, will continue to lead the company.

8.	What are the integration plans?
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Bringing our companies together will require a thoughtful integration plan, a process we have executed successfully in the past. To help facilitate this effort, we will create an integration planning team, which will include representatives of both companies.

•	For the vast majority of Entegris employees, there will be no impact from the integration.

9.	Can Entegris employees interact with CMC Materials employees at this stage?
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As we remain two separate entities until the transaction closes, you should not engage with CMC Materials employees unless you are directed to do so in connection with the integration planning process.

10.	How will this combination affect our relationships with our customers?
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By creating a comprehensive electronic materials platform, the combination of Entegris and CMC Materials will advance our ability to provide a broad range of process solutions for our customers, at a faster time-to-solution. We will also have greater capability to innovate and meet evolving customer demand through the deployment of proven, industry-leading commercial, operational and R&D capabilities.

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Until the close of the transaction, which is expected to occur in the second half of 2022, Entegris and CMC Materials remain separate entities and today’s announcement has no impact on our customers, our relationship with them or the products and solutions we provide to them.

11.	What should I say if I'm asked about this transaction?
•	It is important for Entegris to speak with one voice on this matter.
•	No one, beyond those identified, is authorized to speak publicly on Entegris’ behalf or communicate about the transaction externally via e-mail or social media.
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If you receive any inquiries from the media or other interested third parties, please refer them to the investor relations department (Bill Seymour, V.P. Investor Relations and Treasury, at bill.seymour@entegris.com).

12.	Who can I contact if I have more questions?
•	As we move through this process, we will do our best to keep you informed. If you have any additional questions, please reach out to your manager.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris, Inc. (“Entegris”) and CMC Materials, Inc. (“CMC”). In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC.  Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of CMC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://Entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@Entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of charge on CMC’s website at www.CMCmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@CMCmaterials.com by phone at +1 630-499-2600.

Participants in the Solicitation

Entegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 17, 2021, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021. Information about the directors and executive officers of CMC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on January 19, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.

Cautionary Note on Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements relating to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) the parties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes; (vii) raw material shortages, supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information.  In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and in other periodic filings, available on the SEC website or www.Entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.